UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2015 FOURTH - QUARTER AND FULL YEAR RESULTS

Mexico City, February 23, 2016, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the fourth quarter of 2015:

•         Comparable revenues grew 10.2% for the fourth quarter of 2015.

•         Comparable operating income grew 9.2% for the fourth quarter of 2015.

•         Comparable operative cash flow grew 10.7% for the fourth quarter of 2015 with a margin expansion of 10 basis points.

•         Comparable earnings per share grew 6.0%, reaching Ps. 1.45 in the fourth quarter of 2015.

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability. To translate the fourth quarter and full year 2015 reported results of Venezuela we use the SIMADI exchange rate of 198.70 bolivars per USD, as compared with 49.99 bolivars per USD in the same periods of 2014. As of the fourth quarter the average depreciation of currencies in our main operations as compared to the US dollar was: Brazilian real 51.0%, Colombian peso 40.8%, Mexican peso 21.0% and the Argentine peso 19.6%. Additionally, for the same period, the average depreciation of currencies in our main operations as compared to de Mexican peso was: Brazilian real 24.7% and Colombian peso 16.4%; while the Argentine peso appreciated 1.4%.

	Fourth Quarter				Full Year Results
	as Reported		Comparable		as Reported		Comparable
	2015	Δ%	2015	Δ% (5)	2015	Δ%	2015	Δ% (5)

Total revenues	40,742	3.0%	38,433	10.2%	152,360	3.4%	143,462	8.6%
Gross profit	19,315	4.4%	18,265	11.7%	72,031	5.3%	67,663	10.3%
Operating income	6,649	4.3%	6,151	9.2%	22,645	9.2%	21,245	13.5%
Net income attributable to equity holders of the company	3,121	1.5%	3,015	6.0%	10,235	(2.9%)	9,511	(2.1%)
Earnings per share (1)	1.51		1.45		4.94		4.59
Operative cash flow(2)	8,820	8.9%	8,147	10.7%	31,233	10.0%	29,060	10.2%

	FY2015	FY 2014	Δ%

Net debt including effect of hedges (3)(6)	49,073	49,865	(1.6%)
Net debt including effect of hedges / Operative cash flow (3)(6)	1.57	1.76
Operative cash flow/ Interest expense, net (3)	5.27	5.49
Capitalization (4)	38.8%	37.7%
Expressed in millions of Mexican pesos.
(1) Quarterly & FY earnings / outstanding shares as of the end of period. Outstanding shares as of 4Q'15 and FY were 2,072.9 million.
(2) Operative cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Net debt = total debt - cash
(4) Total debt / (long-term debt + shareholders' equity)

(5) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

(6) After giving effect to cross currency swaps. See page 11 for detailed information.

February 23, 2016	Page 1

Message from the Chief Executive Officer

“We close 2015 proud of our operations’ achievements in a challenging year.  On a comparable basis, we delivered balanced high single-digit revenue and double-digit operating income growth on top of a margin expansion.  Importantly, building on our consumers’ preference for our diversified portfolio of beverage alternatives, transactions continued to outperform volumes in most of our operations—with still beverages accounting for 43% of our incremental transactions for the year.

Amid Mexico’s recovering consumer landscape and our system’s daily efforts to present the country’s consumer with increased beverage choices, we regained our track record of transaction growth—highlighted by a recovery in sparkling beverage transactions, coupled with a 7% increase in non-carbonated beverages.  In Central America, our operations built on our 7% comparable growth in 2014 to generate increased transactions during 2015.  We successfully navigated Brazil’s complex macroeconomic and consumer environment—achieving 20 consecutive months of market share gains in the sparkling beverage category.  In Colombia, we accomplished close to double-digit transaction growth for the third consecutive year and expanded our share of key beverage categories.  We built on strong transaction and pricing growth to expand our margins in Argentina, while delivering market share gains across all of our beverage categories. Despite an exceptionally complex operating environment, our Venezuelan team generated greater market share across the sparkling beverage category, along with improved profitability. Moreover, our Philippine operations accelerated transaction growth in our core sparkling beverages, simultaneously achieving a more sustainable improvement in our profitability.

We enter 2016 with a renewed focus on reinforcing our operating discipline and continually improving our execution standards, commercial practices, and business models to better serve our clients and consumers.  We will further concentrate on strengthening our financial position, maintaining a disciplined approach to capital allocation, and delivering sustainable, profitable growth for our shareholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 10.2% to Ps. 38,433 million driven by average price per unit case growth across most of our operations and volume growth in Mexico, Colombia and Central America.

The comparable number of transactions grew 2.7% to 5,070 million. Transactions of our sparkling beverage portfolio grew 1.9% driven by the positive performance of Mexico, which increased 6.2%, Colombia, which grew 8.7%, and Central America. Transactions of water, including bulk water, grew 3.4% driven by the performance of Colombia which offset a contraction in Mexico and Brazil. Our still beverage category increased transactions by 9.3%, mainly driven by Colombia, Mexico, Argentina and Central America.

Comparable sales volume grew 2.3% to 856.1 million unit cases in the fourth quarter of 2015 as compared to the same period in 2014. Our sparkling beverage portfolio grew 2.3% mainly driven by Mexico and Colombia, which offset a contraction in Brazil. Volume of our bottled water portfolio increased 3.0% driven by Brisa and Manantial in Colombia, and Aquarius in Argentina. Our still beverage category increased 9.4% driven by Del Valle, Vallefrut, Santa Clara and Powerade in Mexico; Hi-C and Cepita in Argentina and Del Valle line of business in Colombia. Volume of our bulk water portfolio decreased 0.6% mainly due to a decline of Ciel in Mexico.

Comparable gross profit grew 11.7% to Ps. 18,265 million with a gross margin expansion of 60 basis points in the period. In local currency, the benefit of lower sweetener and PET prices, in combination with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian Real(1), the Colombian Peso(1), the Mexican Peso(1) and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

February 23, 2016	Page 2

Comparable operating income grew 9.2% to Ps. 6,151 million with a margin contraction of 20 basis points to reach 16.0% in the fourth quarter of 2015.

On a comparable basis, during the fourth quarter of 2015 the other operative expenses net line recorded an expense of Ps. 183 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The comparable reported share of the profits of associates and joint ventures line recorded a loss of Ps. 69 million in the fourth quarter of 2015, mainly due to an equity method loss from our participation in our non-carbonated beverage joint-ventures in Brazil and Panama, which were partially compensated by a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc. This compares to a gain of Ps. 120 million recorded in the fourth quarter of 2014.

Our comparable comprehensive financing result in the fourth quarter of 2015 recorded an expense of Ps. 2,015 million, as compared to an expense of Ps. 1,781 million in the same period of 2014. The difference was mainly driven by higher interest expenses recorded in Brazil during 2015.

With the purpose of reducing counterparty risk, during the fourth quarter of 2015, we reset the terms of the swaps used to change dollar denominated debt into Brazilian reals, in connection with the acquisitions of Spaipa and Fluminense in Brazil in 2013. As a result, we recorded a payment of advanced interest expenses due to the interest rate differential between the level at which the dollar debt was originally swapped, and the level at which it was reset in the recouponing.

During the fourth quarter of 2015, comparable income tax as a percentage of income before taxes was 27.8% as compared to 25.5% in the same period of 2014.

Comparable operative cash flow grew 10.7% to Ps. 8,147 million with a margin expansion of 10 basis points as compared to the same period of 2014.

Comparable net controlling interest income grew 6.0% to Ps. 3,015 million in the fourth quarter of 2015, resulting in earnings per share (EPS) of Ps. 1.45 (Ps. 14.54 per ADS)(2).

As reported figures

Total sales volume grew 1.8% to 913.4 million unit cases in the fourth quarter of 2015 as compared to the same period in 2014. Total revenues increased 3.0% to Ps. 40,742 million in the fourth quarter of 2015, despite the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation and the depreciation of the Brazilian real(1), the Colombian peso(1) and the Argentine peso(1).

Gross profit grew 4.4% to Ps. 19,315 million and gross margin expanded 60 basis points to 47.4%. Operating income grew 4.3% to Ps. 6,649 million and operating margin expanded 20 basis points to 16.3%. Operative cash flow grew 8.9% to Ps. 8,820 million and operating cash flow margin expanded 110 basis points to reach 21.6%.

Reported consolidated net controlling interest income grew 1.5% to Ps. 3,121 million in the fourth quarter of 2015, resulting in reported earnings per share (EPS) of Ps. 1.51 (Ps. 15.06 per ADS)(2).

(1)     See page 17 for average and end of period exchange rates for the fourth quarter of 2015 and full year of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

February 23, 2016	Page 3

Balance Sheet

As of December 31, 2015, we had a cash balance of Ps. 15,989 million, including US$ 564 million denominated in U.S. dollars, an increase of Ps. 3,031 million compared to December 31, 2014. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso(1) as applied to our U.S. dollar denominated cash position, net of the payment of the two installments of the dividend in the amount of Ps. 3,213 million and Ps. 3,192 million, during May and November of 2015, respectively.

As of December 31, 2015, total short-term debt was Ps. 3,470 million and long-term debt was Ps. 63,260 million. Total debt increased by Ps. 702 million, compared to year end 2014 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso(1) as applied to our U.S. dollar denominated debt position. Net debt decreased Ps. 2,328 million compared to year end 2014.

As of December 31, 2015, we recognized in the cumulative translation account in our consolidated financial statements, a reduction in equity(2) of Ps. 4,798 million as a result of the effects of currency movements(1) on the valuation of our net investment in our subsidiaries and joint ventures.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate(2), was 8.2%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of December 31, 2015.

Currency	% Total Debt(2)	% Interest Rate Floating(2)(3)
Mexican pesos	28.2%	24.9%
U.S. dollars	32.3%	0.0%
Colombian pesos	1.7%	100.0%
Brazilian reals	37.3%	94.8%
Argentine pesos	0.5%	94.4%

Debt Maturity Profile

Maturity Date	2016	2017	2018	2019	2020	2021+
% of Total Debt	5.2%	1.4%	26.1%	0.4%	13.1%	53.8%

(1)     See page 17 for average and end of period exchange rates for the fourth quarter of 2015 and full year of 2015.

(2)     See page 11 for detailed information of the effects on equity.

(3)     After giving effect to cross currency swaps.

(4)     Calculated by weighting each year’s outstanding debt balance mix.

February 23, 2016	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues from our Mexico and Central America division increased 10.7% to Ps. 20,536 million in the fourth quarter of 2015, as compared to the same period in 2014, mainly driven by the accelerated volume growth and an average price per unit case increase of 6.3% in Mexico. Our division’s comparable average price per unit case, which is presented net of taxes, grew 5.2%, reaching Ps. 41.12.

Total transactions in the Mexico and Central America division grew 5.7%, ahead the volume performance, totaling 2,794.9 million in the fourth quarter of 2015. Transactions of our sparkling beverage portfolio grew 5.8% mainly driven by a 4.5% increase in transactions of brand Coca-Cola in Mexico and a 15.2% and 7.3% increase in flavored sparkling beverages in Mexico and Central America, respectively. Our still beverage category increased transactions by 10.9%, mainly driven by Mexico, which generated close to 23 million incremental transactions. Transactions of water, including bulk water, decreased 1.9% driven by a decline in Mexico.

Total sales volume increased 5.3% to 498.7 million unit cases in the fourth quarter of 2015, as compared to the same period of 2014. Volume in Mexico increased 5.5% and volume in Central America increased 3.8%. Our sparkling beverage category increased 6.2%, mainly driven by growth of brand Coca-Cola, Fanta and Mundet in Mexico. Our still beverage category grew 11.8% mainly driven by the performance of Vallefrut, the Del Valle portfolio and Powerade. Our personal water portfolio grew 2.0% and our bulk water portfolio decreased 0.5%.

Comparable gross profit grew 10.9% to Ps. 10,365 million in the fourth quarter of 2015 as compared to the same period in 2014, with a margin expansion of 10 basis points to reach 50.5%. Lower PET and sweetener prices in the division, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs.

Comparable operating income(2) in the division grew 12.1% to Ps. 3,459 million in the fourth quarter of 2015, with a margin expansion of 20 basis points to reach 16.8%. Our operating expenses in the division as a percentage of sales grew 30 basis points.

Comparable operative cash flow grew 9.3% to Ps. 4,764 million in the fourth quarter of 2015 as compared to the same period in 2014. Our comparable operative cash flow margin was 23.2%, with a margin contraction of 30 basis points.

As reported figures

Reported total revenues increased 13.6% in the fourth quarter of 2015, driven by the aforementioned accelerated volume growth and solid average price per unit case increase in Mexico, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations vs the Mexican peso.

Reported gross profit increased 13.4% in the fourth quarter of 2015 and gross profit margin reached 50.5%. Our reported operating income increased 11.0% in the fourth quarter of 2015, and operating income margin reached 16.8%. Reported operative cash flow increased 12.0% in the fourth quarter of 2015, resulting in a margin of 23.2%.

(1)     See page 17 for average and end of period exchange rates for the fourth quarter and full year of 2015.

(2)     For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division.

February 23, 2016	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 9.6% reaching Ps. 17,902 million, driven by average price per unit case growth across our territories and volume growth in Colombia. Revenues of beer in Brazil accounted for Ps. 1,735.2 million in the fourth quarter of 2015.

Comparable transactions in the division decreased 0.8% totaling close to 2.3 billion in the fourth quarter of 2015. Transactions of our sparkling beverage portfolio decreased 2.9%, mainly driven by a 7.2% decline in Brazil. Our still beverage category increased transactions by 7.6%, driven by Colombia and Argentina. Transactions of water, including bulk water, increased 7.8% driven by growth in Colombia and Argentina.

Comparable total sales volume in our South America division decreased 1.6% to 357.4 million unit cases in the fourth quarter of 2015 as compared to the same period of 2014. Our water category, including bulk water, grew 2.7% driven by Aquarius and Kin in Argentina, Manantial in Colombia and Crystal in Brazil. The still beverage category grew 6.6% favored by the performance of Del Valle Fresh and Fuze Tea in Colombia, and Hi-C and Cepita in Argentina. Our sparkling beverage category decreased 2.3%, driven by a 5.4% decline in Brazil, which was partially offset by a 10.7% volume growth in Colombia.

Comparable gross profit increased 12.9% with a margin expansion of 120 basis points, as a result of lower sweetener and PET prices, in combination with our currency hedging strategy, that were partially offset by the depreciation of the average exchange rate of our division’s currencies(1) as applied to our U.S. dollar-denominated raw material costs.

Comparable operating income grew 10.3% to Ps. 2,693 million, maintaining operating income margin as compared to the same period of the previous year.

Comparable operative cash flow grew 18.4% to Ps. 3,383 million, reaching an operative cash flow margin of 18.9% and recording a margin expansion of 140 basis points as compared to the same period of 2014.

As reported figures

Reported total revenues decreased 5.9% to Ps. 20,211 million in the fourth quarter of 2015, mainly driven by the depreciation of the average exchange rate of the Brazilian Real(1), the Colombian Peso(1) and the Argentine peso(1). Reported total volume decreased 2.2% mainly driven by the volume decline of our Brazil operation.

Reported gross profit decreased 4.5% to Ps. 8,950 million in the fourth quarter of 2015 and gross profit margin expanded 70 basis points to 44.3%. Our reported operating income decreased 2.1% to Ps. 3,190 million in the fourth quarter of 2015, and operating income margin reached 15.8%, an expansion of 60 basis points. Reported operative cash flow grew 5.5% to reach Ps. 4,056 million in the fourth quarter of 2015, resulting in a margin of 20.1%, an expansion of 220 basis points.

(1)     See page 17 for average and end of period exchange rates for the fourth quarter and full year of 2015.

February 23, 2016	Page 6

Summary of Full Year Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 8.6% to 143,462 in 2015, driven by average price per unit case growth in all of our operations and volume growth in Mexico, Central America, Colombia and Argentina.

The comparable number of transactions grew 1.1% to 18,961.5 million in 2015, outperforming volume growth. Transactions of our sparkling beverage portfolio grew 0.4% mainly driven by a 2.9% growth in Mexico and a positive performance in Colombia, Argentina and Central America, which was partially compensated by a contraction in Brazil. Our still beverage category increased transactions by 6.0%, mainly driven by Colombia, Mexico and Argentina. Transactions of water, including bulk water, increased 1.6% driven by the performance of Colombia and Argentina.

Comparable total volume grew 0.7% to 3,200.0 million unit cases in 2015, as compared to 2014. Our sparkling beverage portfolio grew 0.7% driven by the performance of brand Coca-Cola in Mexico, Colombia and Central America, and the positive performance of our flavored sparkling beverage portfolio in Mexico, Colombia, Argentina and Central America. The still beverage category grew 6.5% driven by the performance of Jugos del Valle juice in Colombia, Mexico and Central America; del Valle Frut orangeade in Mexico and Brazil; Powerade across most of our territories and the performance of the Santa Clara dairy business in Mexico. Personal water grew 1.8% driven by growth in Colombia, Argentina, Brazil and Central America. Bulk water contracted 2.8% mainly driven by a decline of Ciel in Mexico.

Comparable gross profit grew 10.3% to 67,663 with a gross margin expansion of 70 basis points. In local currency, the benefit of lower sweetener and PET prices, in combination with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian Real, the Colombian Peso, the Mexican Peso and the Argentine Peso as applied to our U.S. dollar-denominated raw material costs.

Comparable operating income increased 13.5% to Ps. 21,245 million with a margin expansion of 60 basis points to reach 14.8% in the full year of 2015.

During the full year of 2015 the comparable other operative expenses net line recorded an expense of Ps. 889 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The comparable share of the profits of associates and joint ventures line recorded an expense of Ps. 3 million in the full year of 2015, mainly due to an equity method loss from our non-carbonated beverage joint-ventures which were partially compensated by a positive contribution of our stake in Coca-Cola FEMSA Philippines, Inc.

Our comparable comprehensive financing result in 2015 recorded an expense of Ps. 7,261 million as compared to an expense of Ps. 5,574 million in 2014. This increase was mainly driven by (i) a foreign exchange loss as a result of the depreciation of the end-of-period exchange rate of the Mexican peso during the year, as applied to our U.S. dollar-denominated net debt position of approximately US$650 million, and (ii) the previously mentioned effect of higher interest expenses recorded in Brazil during 2015.

During the full year of 2015, comparable reported income tax, as a percentage of income before taxes, was 30.6% as compared to 25.6% in 2014. The lower effective tax rate registered during 2014 is mainly related to a one-time benefit resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities, which was registered during 2014.

Comparable operative cash flow grew 10.2% to Ps. 29,060 million with a margin expansion of 30 basis points as compared to the same period of 2014.

Comparable consolidated net controlling interest income decreased 2.1% to Ps. 9,511 million in the full year of 2015, resulting in earnings per share (EPS) of Ps. 4.59 (Ps. 45.88 per ADS)(2).

As reported figures

Total sales volume increased 0.5% to 3,435.6 million unit cases in 2015 as compared to 2014. Total revenues grew 3.4% to Ps. 152,360 million in the full year of 2015, despite the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation and the depreciation of the Brazilian real, the Colombian peso and the Argentine peso(1).

Gross profit grew 5.3% to Ps. 72,031 million and gross margin reached 47.3% in the full year of 2015. Operating income increased 9.2% to Ps. 22,645 million with an operating margin expansion of 80 basis points. Operative cash flow increased 10.0% to Ps. 31,233 million and operating cash flow margin expanded 120 basis points to reach 20.5%.

Consolidated net controlling interest income was Ps. 10,235 million in full year of 2015, resulting in reported earnings per share (EPS) of Ps. 4.94 (Ps. 49.38 per ADS)(2).

(1)     See page 17 for average and end of period exchange rates for in the fourth quarter and full year of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

February 23, 2016	Page 7

Philippines Operation

For the fourth quarter of 2015, affected by 5 less selling days, volume decreased 0.9%, while transactions contracted 2.4% and revenue decreased by 2.7%, as compared to the same period of 2014. Adjusted to exclude the effect of fewer selling days, the average daily sales volume growth was 5.6% and the average daily sales revenues increased 3.7% for the fourth quarter of 2015. On the same adjusted basis, consistent with our strategy to focus on packaging innovation for our core sparkling beverages, brand Coca-Cola grew 8% and our core flavors grew 11%. Our Philippines operation continues to deliver positive operational results, which have driven a more sustainable improvement of this franchise’s financial performance.

Recent developments

•            In February 2016 the Venezuelan government announced changes to its exchange rate system. As of February 18, 2016 there are only two official exchange rates. The official CENCOEX rate, which applies to the importation of finished goods and raw materials for some product categories, was devalued from 6.30 bolivars per US dollar to 10 bolivars per US dollar. The state-run Supplementary Currency Administration System (SICAD) currency rate was discontinued. The current Sistema Marginal de Divisas (SIMADI) exchange rate will continue to exist as a free-floating mechanism. As per the most recent auction held on February 17, 2016, the exchange rate of the SIMADI was 202.04 bolivars per U.S. dollar.

•            On February 22, 2016, Coca-Cola FEMSA Board of Directors agreed to propose, for approval at the Annual Shareholders meeting to be held on March 7, 2016, an ordinary dividend of Ps. 6,944 million, representing Ps. 3.35 per each share (calculated on a basis of 2,072.9 million shares), to be paid in two installments during May and November of 2016.

Conference call information

Our fourth quarter 2015 conference call will be    held on February 23, 2016, at 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-438-5535 or International: 719-325-2494. Participant code: 809671. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method on an estimated basis.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(9 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

February 23, 2016	Page 8

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	4Q 15	% Rev	4Q 14	% Rev	Reported Δ%	FY 15	% Rev	FY 14	% Rev	Reported Δ%
Volume (million unit cases) (2)	913.4		897.4		1.8%	3,435.6		3,417.3		0.5%
Average price per unit case (2)	42.59		41.43		2.8%	42.34		40.92		3.5%
Net revenues	40,637		39,435		3.0%	151,914		146,948		3.4%
Other operating revenues	105		132		-20.3%	446		350		27.5%
Total revenues (3)	40,742	100%	39,567	100%	3.0%	152,360	100%	147,298	100%	3.4%
Cost of goods sold	21,426	52.6%	21,059	53.2%	1.7%	80,330	52.7%	78,916	53.6%	1.8%
Gross profit	19,315	47.4%	18,508	46.8%	4.4%	72,031	47.3%	68,382	46.4%	5.3%
Operating expenses	12,423	30.5%	12,028	30.4%	3.3%	48,284	31.7%	46,850	31.8%	3.1%
Other operative expenses, net	175	0.4%	248	0.6%	-29.5%	1,099	0.7%	548	0.4%	100.5%
Operative equity method (gain) loss in associates(4)(5)	69	0.2%	(142)	-0.4%	-148.4%	3	0.0%	241	0.2%	-98.9%
Operating income (6)	6,649	16.3%	6,374	16.1%	4.3%	22,645	14.9%	20,743	14.1%	9.2%
Other non operative expenses, net	367	0.9%	(158)	-0.4%	-333.1%	650	0.4%	(390)	-0.3%	-266.7%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(20)	-0.1%	67.5%	(158)	-0.1%	(116)	-0.1%	36.1%
Interest expense	2,085		1,327		57.1%	6,337		5,546		14.3%
Interest income	114		30		281.0%	414		379		9.2%
Interest expense, net	1,971		1,297		51.9%	5,923		5,167		14.6%
Foreign exchange loss (gain)	66		646		-89.8%	1,459		968		50.7%
Loss (gain) on monetary position in inflationary subsidiries	(6)		83		-107.7%	33		312		-0.9
Market value (gain) loss on ineffective portion of	(30)		43		-170.7%	(142)		(25)		467.3%
derivative instruments
Comprehensive financing result	2,000		2,069		-3.3%	7,273		6,422		13.3%
Income before taxes	4,316		4,483		-3.7%	14,880		14,827		0.4%
Income taxes	1,207		1,239		-2.6%	4,551		3,861		17.9%
Consolidated net income	3,110		3,244		-4.1%	10,329		10,966		-5.8%
Net income attributable to equity holders of the company	3,121	7.7%	3,075	7.8%	1.5%	10,235	6.7%	10,542	7.2%	-2.9%
Non-controlling interest	(11)		169		-106.6%	94		424		-77.7%
Operating income (6)	6,649	16.3%	6,374	16.1%	4.3%	22,645	14.9%	20,743	14.1%	9.2%
Depreciation	1,600		1,627		-1.7%	6,310		6,072		3.9%
Amortization and other operative non-cash charges	571		98		482.7%	2,278		1,570		45.1%
Operative cash flow (6)(8)	8,820	21.6%	8,099	20.5%	8.9%	31,233	20.5%	28,385	19.3%	10.0%

CAPEX	4,322		4,651			11,484		11,313

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 17,548 million from our Mexican operation and Ps. 10,312 million from our Brazilian operation, for the fourth quarter; and total revenues of Ps. 67,765 million from our Mexican operation and Ps. 37,825 million from our Brazilian operation, for the full year.

(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

February 23, 2016	Page 9

Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)

	4Q 15	% Rev	4Q 14	% Rev	Comparable Δ% (9)	FY 15	% Rev	FY 14	% Rev	Comparable Δ% (9)
Volume (million unit cases) (2)	856.1		836.6		2.3%	3,200.0		3,176.2		0.7%
Average price per unit case (2)	42.74		38.84		10.0%	42.67		39.24		8.8%
Net revenues	38,327		34,759		10.3%	143,015		131,739		8.6%
Other operating revenues	105		125		-15.8%	446		325		37.3%
Total revenues (3)	38,433	100%	34,884	100%	10.2%	143,462	100%	132,064	100%	8.6%
Cost of goods sold	20,168	52.5%	18,537	53.1%	8.8%	75,799	52.8%	70,717	53.5%	7.2%
Gross profit	18,265	47.5%	16,347	46.9%	11.7%	67,663	47.2%	61,347	46.5%	10.3%
Operating expenses	11,862	30.9%	10,600	30.4%	11.9%	45,526	31.7%	41,895	31.7%	8.7%
Other operative expenses, net	183	0.5%	233	0.7%	-21.4%	889	0.6%	458	0.3%	94.2%
Operative equity method (gain) loss in associates(4)(5)	69	0.2%	(120)	-0.3%	-157.2%	3	0.0%	275	0.2%	-99.0%
Operating income (6)	6,151	16.0%	5,634	16.2%	9.2%	21,245	14.8%	18,719	14.2%	13.5%
Other non operative expenses, net	(39)	-0.1%	(174)	-0.5%	-77.3%	243	0.2%	(353)	-0.3%	-169.0%
Non Operative equity method (gain) loss in associates(7)	(34)	-0.1%	(20)	-0.1%	67.5%	(158)	-0.1%	(116)	-0.1%	36.1%
Interest expense	2,078		1,160		79.1%	6,292		5,037		24.9%
Interest income	99		-			348		307		13.2%
Interest expense, net	1,979		1,160		70.6%	5,945		4,730		25.7%
Foreign exchange loss (gain)	66		585		-88.7%	1,459		878		66.1%
Loss (gain) on monetary position in inflationary subsidiries	0		-			(0)		-
Market value (gain) loss on ineffective portion of	(30)		36		-184.5%	(142)		(34)		317.2%
derivative instruments
Comprehensive financing result	2,015		1,781		13.1%	7,261		5,574		30.3%
Income before taxes	4,210		4,047		4.0%	13,898		13,614		2.1%
Income taxes	1,170		1,034		13.1%	4,257		3,479		22.3%
Consolidated net income	3,040		3,013		0.9%	9,642		10,135		-4.9%
Net income attributable to equity holders of the company	3,015	7.8%	2,845	8.2%	6.0%	9,511	6.6%	9,714	7.4%	-2.1%
Non-controlling interest	25		168		-85.2%	130		421		-69.0%
Operating income (6)	6,151	16.0%	5,634	16.2%	9.2%	21,245	14.8%	18,719	14.2%	13.5%
Depreciation	1,525		1,627		-6.3%	6,076		6,072		0.1%
Amortization and other operative non-cash charges	471		98		380.6%	1,739		1,570		10.8%
Operative cash flow (6)(8)	8,147	21.2%	7,359	21.1%	10.7%	29,060	20.3%	26,361	20.0%	10.2%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.

(3) Includes total revenues of Ps. 17,548 million from our Mexican operation and Ps. 10,312 million from our Brazilian operation, for the fourth quarter; and total revenues of Ps. 67,765 million from our Mexican operation and Ps. 37,825 million from our Brazilian operation, for the full year.

(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

February 23, 2016	Page 10

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Dec-15		Dec-14
Current Assets
Cash, cash equivalents and marketable securities	Ps.	15,989	Ps.	12,958
Total accounts receivable		9,647		10,339
Inventories		8,066		7,819
Other current assets		8,530		7,012
Total current assets		42,232		38,128
Property, plant and equipment
Property, plant and equipment		81,569		81,354
Accumulated depreciation		(31,037)		(30,827)
Total property, plant and equipment, net		50,532		50,527
Investment in shares		17,873		17,326
Intangibles assets and other assets		90,754		97,024
Other non-current assets		8,858		9,361
Total Assets	Ps.	210,249	Ps.	212,366

Liabilities and Equity		Dec-15		Dec-14
Current Liabilities
Short-term bank loans and notes payable	Ps.	3,470	Ps.	1,206
Suppliers		15,470		14,151
Other current liabilities		11,540		13,046
Total current liabilities		30,480		28,403
Long-term bank loans and notes payable		63,260		64,821
Other long-term liabilities		7,774		9,024
Total liabilities		101,514		102,248
Equity
Non-controlling interest		3,986		4,401
Total controlling interest (1)		104,749		105,717
Total equity		108,735		110,118
Total Liabilities and Equity	Ps.	210,249	Ps.	212,366

(1) Includes the net reduction in equity of Ps. 4,798 million recognized in the cumulative translation account as a result of the valuation of our net investment in our subsidiaries and joint ventures. This reduction is originated by the negative translation effect of using the state-run SIMADI exchange rate in Venezuela; and the depreciation of the end-of-period exchange rate of the Brazilian real, the Colombian peso, and the Argentine peso, net of the positive translation effect resulting from the appreciation of the end-of-period exchange rates in Central America and the Philippines; all as compared to the Mexican peso.

February 23, 2016	Page 11

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	4Q15	% Rev	4Q14	% Rev	Reported Δ%	Comparable Δ% (7)	FY 15	% Rev	FY 14	% Rev	Reported Δ%	Comparable Δ% (7)
Volume (million unit cases)	498.7		473.5		5.3%	5.3%	1,952.4		1,918.5		1.8%	1.8%
Average price per unit case	41.12		38.08		8.0%	5.2%	40.28		37.45		7.6%	5.1%
Net revenues	20,509		18,031		13.7%	10.8%	78,651		71,853		9.5%	7.0%
Other operating revenues	22		47		-53.0%	-41.2%	58		113		-48.6%	-44.1%
Total revenues (2)	20,531	100.0%	18,078	100.0%	13.6%	10.7%	78,709	100.0%	71,966	100.0%	9.4%	6.9%
Cost of goods sold	10,166	49.5%	8,941	49.5%	13.7%	10.5%	38,578	49.0%	35,513	49.3%	8.6%	5.9%
Gross profit	10,365	50.5%	9,137	50.5%	13.4%	10.9%	40,131	51.0%	36,453	50.7%	10.1%	7.9%
Operating expenses	6,711	32.7%	5,861	32.4%	14.5%	11.7%	26,125	33.2%	24,048	33.4%	8.6%	6.4%
Other operative expenses, net	146	0.7%	187	1.0%	-21.9%	-79.2%	715	0.9%	403	0.6%	77.3%	50.4%
Operative equity method (gain) loss in associates (3)(4)	50	0.2%	(28)	-0.2%	-277.9%	-277.9%	53	0.1%	436	0.6%
Operating income (5)	3,459	16.8%	3,117	17.2%	11.0%	12.1%	13,238	16.8%	11,566	16.1%	14.5%	13.0%
Depreciation, amortization & other operative non-cash charges	1,306	6.4%	1,138	6.3%	14.7%	2.6%	5,195	6.6%	4,738	6.6%	9.7%	5.2%
Operative cash flow (5)(6)	4,764	23.2%	4,255	23.5%	12.0%	9.3%	18,434	23.4%	16,304	22.7%	13.1%	10.7%

(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 17,548 million from our Mexican operation for the fourth quarter; and total revenues of Ps. 67,765 million from our Mexican operation for the full year.
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

February 23, 2016	Page 12

Comparable South America Division (7)
Expressed in millions of Mexican pesos(1)

	4Q15	% Rev	4Q14	% Rev	Comparable Δ% (7)		FY 15	% Rev	FY 14	% Rev	Comparable Δ% (7)
Volume (million unit cases)	358.3		363.1			-1.3%	1,247.6		1,257.7			-0.8%
Average price per unit case	44.89		38.52			16.5%	46.41		40.62			14.3%
Net revenues	17,819		16,249			9.7%	64,364		58,209			10.6%
Other operating revenues	83		78			6.1%	388		214			81.2%
Total revenues (2)	17,902	100.0%	16,327	100.0%		9.6%	64,752	100.0%	58,423	100.0%		10.8%
Cost of goods sold	10,002	55.9%	9,329	57.1%		7.2%	37,220	57.5%	34,273	58.7%		8.6%
Gross profit	7,900	44.1%	6,998	42.9%		12.9%	27,532	42.5%	24,150	41.3%		14.0%
Operating expenses	5,151	28.8%	4,604	28.2%		11.9%	19,401	30.0%	17,359	29.7%		11.8%
Other operative expenses, net	37	0.2%	45	0.3%		-17.6%	175	0.3%	52	0.1%		235.8%
Operative equity method (gain) loss in associates (3)(4)	19	0.1%	(92)	-0.6%		-120.5%	(51)	-0.1%	(161)	-0.3%		-68.6%
Operating income (5)	2,693	15.0%	2,441	15.0%		10.3%	8,006	12.4%	6,900	11.8%		16.0%
Depreciation, amortization & other operative non-cash charges	690	3.9%	416	2.5%		65.9%	2,620	4.0%	2,171	3.7%		20.7%
Operative cash flow (5)(6)	3,383	18.9%	2,857	17.5%		18.4%	10,626	16.4%	9,071	15.5%		17.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 10,312 million from our Brazilian operation, for the fourth quarter; and total revenues of Ps. 37,825 million from our Brazilian operation, for the full year.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

Venezuela Operation
Expressed in millions of Mexican pesos(1)

	4Q15	% Rev	4Q14	% Rev	Reported Δ%	Comparable Δ% (3)	FY 15	% Rev	FY 14	% Rev	Reported Δ%	Comparable Δ% (3)
Volume (million unit cases)	56.4		60.7		-7.1%	-7.1%	235.6		241.1		-2.3%	-2.3%
Average price per unit case	40.94		35.86		14.2%	288.0%	37.76		37.18		1.6%	245.4%
Net revenues	2,309		2,178		6.0%	260.3%	8,899		8,965		-0.7%	237.6%
Other operating revenues	-		(4)		-100.0%	-100.0%	(0)		1		-100.0%	-100.0%
Total revenues	2,309	100.0%	2,174	100.0%	6.2%	261.4%	8,899	100.0%	8,966	100.0%	-0.8%	237.5%
Cost of goods sold	1,259	54.5%	1,046	48.1%	20.3%	310.0%	4,531	50.9%	4,410	49.2%	2.7%	249.3%
Gross profit	1,050	45.5%	1,128	51.9%	-6.9%	216.4%	4,368	49.1%	4,556	50.8%	-4.1%	226.0%
Operating expenses	561	24.3%	739	34.0%	-24.1%	309.1%	2,759	31.0%	3,147	35.1%	-12.3%	198.0%
Other operative expenses, net	(8)	-0.4%	14	0.6%	-159.2%	2367.8%	209	2.3%	86	1.0%	143%	-354%
Operating income	498	21.6%	376	17.3%	32.3%	129.3%	1,400	15.7%	1,324	14.8%	5.7%	182.3%
Depreciation, amortization & other operative non-cash charges	176	7.6%	107	4.9%	64.3%	-334.3%	773	8.7%	447	5.0%	73.0%	2992.5%
Operative cash flow (2)	673	29.2%	483	22.2%	39.4%	374.2%	2,173	24.4%	1,771	19.8%	22.7%	317.1%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

February 23, 2016	Page 13

South America Division
Expressed in millions of Mexican pesos(1)

	4Q15	% Rev	4Q14	% Rev	Reported Δ%	FY 15	% Rev	FY 14	% Rev	Reported Δ%
Volume (million unit cases)	414.7		423.9		-2.2%	1,483.2		1,498.8		-1.0%
Average price per unit case	44.35		45.16		-1.8%	45.04		45.35		-0.7%
Net revenues	20,128		21,404		-6.0%	73,263		75,095		-2.4%
Other operating revenues	83		85		-2.6%	388		238		63.0%
Total revenues (2)	20,211	100.0%	21,489	100.0%	-5.9%	73,651	100.0%	75,333	100.0%	-2.2%
Cost of goods sold	11,260	55.7%	12,118	56.4%	-7.1%	41,751	56.7%	43,405	57.6%	-3.8%
Gross profit	8,950	44.3%	9,371	43.6%	-4.5%	31,900	43.3%	31,928	42.4%	-0.1%
Operating expenses	5,712	28.3%	6,167	28.7%	-7.4%	22,160	30.1%	22,801	30.3%	-2.8%
Other operative expenses, net	29	0.1%	61	0.3%	-52.8%	383	0.5%	145	0.2%	164.2%
Operative equity method (gain) loss in associates (3)(4)	19	0.1%	(115)	-0.5%	-116.4%	(51)	-0.1%	(195)	-0.3%	-74.1%
Operating income (5)	3,190	15.8%	3,258	15.2%	-2.1%	9,406	12.8%	9,177	12.2%	2.5%
Depreciation, amortization & other operative non-cash charges	866	4.3%	586	2.7%	47.7%	3,393	4.6%	2,904	3.9%	16.8%
Operative cash flow (5)(6)	4,056	20.1%	3,844	17.9%	5.5%	12,799	17.4%	12,081	16.0%	5.9%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 10,312 million from our Brazilian operation, for the fourth quarter; and total revenues of Ps. 37,825 million from our Brazilian operation, for the full year.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

February 23, 2016	Page 14

For the three months ended December 31, 2015 and 2014

VOLUME
Expressed in million unit cases

	4Q 15					4Q 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	338.9	27.6	64.5	23.5	454.5	317.6	23.4	68.9	21.0	430.9
Central America	36.5	2.6	0.2	5.0	44.2	36.1	2.2	0.1	4.2	42.6
Mexico & Central America	375.4	30.2	64.6	28.6	498.7	353.7	25.6	69.0	25.3	473.5
Colombia	64.2	7.6	6.3	10.4	88.5	57.9	6.4	7.6	8.1	80.0
Venezuela	48.5	3.5	0.5	3.9	56.4	52.2	3.6	0.4	4.6	60.7
Brazil	179.6	13.2	2.2	9.5	204.5	190.1	13.9	1.6	10.7	216.3
Argentina	53.7	6.8	0.9	4.0	65.3	56.7	6.4	0.4	3.5	66.9
South America	346.0	31.1	9.9	27.7	414.7	356.9	30.2	9.9	26.8	423.9
Total	721.4	61.3	74.5	56.3	913.4	710.6	55.8	78.9	52.1	897.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	4Q 15					4Q 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,045.7	169.4		208.2	2,423.2	1,926.0	175.0		185.6	2,286.6
Central America	295.4	15.1		61.2	371.7	286.3	13.0		57.4	356.6
Mexico & Central America	2,341.1	184.4		269.4	2,794.9	2,212.3	188.0		243.0	2,643.2
Colombia	473.4	100.8		96.1	670.3	435.4	77.7		63.0	576.1
Venezuela	243.0	28.2		33.6	304.8	277.7	30.5		42.4	350.6
Brazil	1,090.6	110.1		103.3	1,304.1	1,175.7	117.2		122.7	1,415.6
Argentina	239.1	34.0		27.6	300.7	245.2	32.2		25.4	302.8
South America	2,046.1	273.1		260.7	2,579.9	2,134.0	257.6		253.5	2,645.1
Total	4,387.2	457.5		530.0	5,374.8	4,346.3	445.6		496.4	5,288.3

February 23, 2016	Page 15

For the twelve months ended December 31, 2015 and 2014

VOLUME
Expressed in million unit cases

	FY 15					FY 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	1,306.7	110.2	274.3	93.3	1,784.6	1,266.8	101.1	298.3	88.7	1,754.9
Central America	138.2	10.0	0.4	19.3	167.8	137.2	9.3	0.4	16.7	163.6
Mexico & Central America	1,444.9	120.2	274.8	112.6	1,952.4	1,404.1	110.4	298.6	105.4	1,918.5
Colombia	228.2	27.9	27.2	36.6	320.0	215.5	24.0	29.1	29.9	298.4
Venezuela	203.1	14.3	1.7	16.6	235.6	206.8	13.6	2.0	18.7	241.1
Brazil	609.2	44.0	5.9	34.5	693.6	646.4	43.9	5.4	37.9	733.5
Argentina	195.1	22.5	2.3	14.0	233.9	195.7	18.7	0.8	10.6	225.8
South America	1,235.6	108.8	37.1	101.7	1,483.2	1,264.3	100.1	37.3	97.1	1,498.8
Total	2,680.5	229.0	311.8	214.3	3,435.6	2,668.4	210.6	335.9	202.5	3,417.3
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	FY 15					FY 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	7,899.7	699.9		829.5	9,429.1	7,678.9	755.9		779.1	9,214.0
Central America	1,145.6	59.3		243.2	1,448.0	1,121.8	55.1		232.1	1,409.0
Mexico & Central America	9,045.3	759.2		1,072.7	10,877.1	8,800.7	811.0		1,011.2	10,622.9
Colombia	1,720.0	363.8		326.8	2,410.7	1,658.5	298.7		242.6	2,199.8
Venezuela	1,042.2	127.6		148.3	1,318.1	1,077.1	121.2		169.4	1,367.8
Brazil	3,811.4	373.9		393.3	4,578.6	4,070.4	380.8		451.1	4,902.3
Argentina	881.7	113.5		99.8	1,095.0	863.7	94.3		80.4	1,038.4
South America	7,455.3	978.9		968.2	9,402.5	7,669.6	895.0		943.6	9,508.2
Total	16,500.6	1,738.1		2,040.9	20,279.6	16,470.4	1,706.0		1,954.7	20,131.1

February 23, 2016	Page 16

December 2015
Macroeconomic Information

		Inflation (1)
		LTM	4Q 2015	FY

	Mexico	2.13%	1.48%	2.13%
	Colombia	6.77%	1.92%	6.77%
	Venezuela (2)	151.80%	42.06%	151.80%
	Brazil	10.67%	2.82%	10.67%
	Argentina (2)	15.79%	4.62%	15.79%

	(1) Source: inflation is published by the Central Bank of each country.
	(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			FY Exchange Rate (local currency per USD)
	4Q 2015	4Q 2014	Δ%	FY 2015	FY 2014	Δ%

Mexico	16.7481	13.8393	21.0%	15.8485	13.2973	19.2%
Guatemala	7.6483	7.6285	0.3%	7.6557	7.7351	-1.0%
Nicaragua	27.7591	26.4372	5.0%	27.2569	25.9589	5.0%
Costa Rica	540.3772	543.2128	-0.5%	540.6881	544.6530	-0.7%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,058.2401	2,172.5478	40.8%	2,741.7205	2,001.3771	37.0%
Venezuela (1)	199.6838	24.6606	709.7%	173.3144	13.4573	1187.9%
Brazil	3.8426	2.5454	51.0%	3.3315	2.3536	41.6%
Argentina	10.1821	8.5145	19.6%	9.2683	8.1239	14.1%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Dec 2015	Dec 2014	Δ%	Sep 2015	Sep 2014	Δ%

Mexico	17.2065	14.7180	16.9%	17.0073	13.4541	26.4%
Guatemala	7.6324	7.5968	0.5%	7.6755	7.6712	0.1%
Nicaragua	27.9283	26.5984	5.0%	27.5869	26.2733	5.0%
Costa Rica	544.8700	545.5300	-0.1%	541.0400	545.5200	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,149.4700	2,392.4600	31.6%	3,121.9400	2,028.4800	53.9%
Venezuela (1)	198.6986	49.9883	297.5%	199.4204	12.0000	1561.8%
Brazil	3.9048	2.6562	47.0%	3.9729	2.4510	62.1%
Argentina	13.0400	8.5510	52.5%	9.4220	8.4300	11.8%

	(1) Venezuela's exchange rate based on SIMADI for 2015 and SICAD for 2014

❖ ❖ ❖

February 23, 2016	Page 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: February 23, 2016